

April 20, 2009

Mr. Timothy R. McLevish
Executive Vice President and Chief Financial Officer
Kraft Foods Inc.
Three Lakes Drive
Northfield, IL 60093

     Re: **Kraft Foods Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed February 27, 2009
               Schedule 14A Filed March 31, 2009
               File No. 1-16483

Dear Mr. McLevish:

      We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A Filed March 31, 2009

1.   Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Compensation Discussion and Analysis

Annual Cash Incentives, page 38

2.   We note your statement that "the Committee retains up to 25 percentage points of discretionary authority to adjust the business rating. This discretionary authority was implemented to increase or decrease business unit ratings based on several factors … ." Please clarify whether the discretionary authority is 25 percent up and 25 percent down; 12.5 percent up and 12.5 percent down; or some other range of upward and downward discretion.

Performance shares, page 42

3.   We note your statement that "[f]or executive officers participating in a previous performance cycle, the final award will be adjusted to compensate for the shift in payment timing." Please explain this in greater detail to clarify what the adjustments will be.

Compensation Paid to Named Executive Officers in 2008, page 45

4.   We note your discussion of mid-year salary increases for the named executive officers. Your discussion discloses that increases were made and explains why they were made, but you omit the amounts of the base salaries before and after the increases. Please add this information, since the "Salary" column in the Summary Compensation Table reflects amounts actually paid over a given year rather than prior and current base salaries.

Policy With Respect to Qualifying Compensation for Tax Deductibility, page 48

5.   We note your statement that "[f]or 2008, … restricted stock grants awarded to covered employees were subject to, and made in accordance with, performance-based compensation arrangements previously implemented that were intended to qualify as tax deductible." Your discussion on pages 43 and 44, however, appears to indicate that the restricted stock grants are time-vested and are not performance-based (as opposed to the LTIP performance shares, which are described on page 42 as being performance-based). Please explain and clarify.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Norman Gholson at (202) 551-3237, or in his absence John Madison at (202) 551-3296, with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Madison
        N. Gholson